

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 4, 2009

Via U.S. Mail and Fax (415-398-9227)
Mr. J. Chris Steinhauser
Chief Financial Officer
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

> **Re: GeoPetro Resources Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-16749**

Dear Mr. Steinhauser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Performance Graph, page 35

1.   Please revise your presentation to conform to the requirements of Item 201(e) of Regulation S-K. Provide us with a draft of your revised disclosure.

Management's Discussion and Analysis…, page 37

Comparison of Results of Operations for the year ended December 31, 2008 and 2007

2.   Tell us why revenues declined from $1,313,308 in the third quarter of 2008 to just $45,644 in the fourth quarter of 2008 and why you believe it was appropriate to omit a specific discussion of this decline from your MD&A.

Item 9A. Controls and Procedures, page 48

3.   We note your disclosure that, during the year ended December 31, 2008, there were no changes in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Consolidated Balance Sheets, page F-5

4.   Please revise your consolidated balance sheets and footnote disclosure to refer to your oil and gas properties as "proved properties" and "unproved properties" or "properties subject to amortization" and "properties not subject to amortization". The terms "evaluated properties" and "unevaluated properties" are not contemplated by the Rule 4-10 of Regulation S-X and may result in investor confusion.

3. Summary of Oil and Gas Operations
Gas Processing Plant, page F-15

5.   Please expand your disclosure related to the purchase of the natural gas treatment plant from Madisonville Gas Processing, LP to include a purchase price allocation disclosing the amount assigned to each major asset and liability caption at the acquisition date. Please refer to the guidance at paragraph 51(e) of SFAS 141.

Exhibits 31.1 and 31.2

6.   We note that in paragraph 4 of the certifications you have included a reference to "Rule 15(d) – 15(f)" instead of to "Rule 15d-15(f)." Please correct this in future filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

1. Basis of Presentation and Use of Estimates
Change in Accounting Method and Basis of Presentation – Revenue Recognition, page 6

7.   Please explain to us in greater detail the reason for your change in accounting
        policy for revenue recognition and how your former and new policies comply
        with GAAP.

Exhibits 31.1 and 31.2

8.   We note that in paragraph 4 of the certifications you have omitted the following
        text: "and internal control over financial reporting (as defined in Exchange Act
        Rules 13a-15(f) and 15d-15(f)." Please revise to include the omitted text.

Form 8-K/A Filed March 19, 2009

9.   Please amend your filing to include the historical financial statements of
        Madisonville Gas Processing, LP for the interim period ended September 30,
        2007. We refer you to the guidance at Rule 3-05(b)(2)(iii) and Rule 3-02(b) of
        Regulation S-X.

Schedule 14A Filed April 30, 2009

Compensation Discussion and Analysis, page 13

10.   We note your statement that you compare the compensation packages of your
        executive officers "with the compensation packages of executive officers of other
        companies in the oil and gas industry, which are similar to us in their size and
        operations, among other factors." You also state that "we make informal
        comparisons of our executives' compensation with the compensation paid to
        executives of other publicly and privately held companies similar to ours." Please
        revise to identify the companies, and explain whether these are the same "industry
        peer group" companies with which you compare performance in the Performance
        Graph. Provide us with a draft of your revised disclosure.

Potential Payments Upon Termination or Change in Control, page 21

11.   We note your disclosure concerning potential post-employment benefits payable
        to Mr. Doshi "[i]n the event of a change of control, or if we do not renew Mr.
        Doshi's agreement, or if Mr. Doshi is terminated without cause, or under certain
        circumstances, with cause … [emphasis added]." Please revise to explain the
        relevant definition of "cause" and to explain in what circumstances Mr. Doshi
        would be paid post-employment benefits in the event of a termination with cause,

as well as the rationale for this provision. Provide us with a draft of your revised disclosure.

Engineering Comments

Properties, page 21

Madisonville Project, Madison County, East Texas, page 22

12.   We note your statement, "The hydrogen sulphide, carbon dioxide and nitrogen combined comprise about 28% of the gas content. The untreated natural gas is delivered to the Madisonville Midstream Gas Treatment Plant where all the natural gas impurities are removed before delivery to the sales pipeline. As a result of the costs to treat the natural gas, we receive a net price that is substantially lower than we would otherwise receive if the gas did not contain the 28% of impurities. In addition, the high concentrations of hydrogen sulphide and carbon dioxide result in higher capital and operating costs for our wells." It appears your standardized measure (page 30) incorporates a gas price of $5.23/MCFG (=$107,063M/20,470MMCFG) which is very close to the unadjusted December 31, 2008 Houston Ship Channel price of $5.25/MMBTU, assuming 1 MMBTU/MCFG energy content. With a view toward possible disclosure, please explain how you incorporated a "substantially lower" gas price in your standardized measure. Address whether your proved reserves are net of the 28% shrinkage.

Volumes, Prices and Production Costs, page 32

13.   Please explain to us the difference between the 2008 production volumes disclosed, 1275 MMCFG and 1116 MMCFG, on pages 32 and F-26 respectively. Note that these volumes should be net to your interest.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, Sandy Eisen at (202) 551-3864, or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, Mike Karney at (202) 551-3847, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director